# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

*Name of issuer*
Up Sonder, Inc.

*Legal status of issuer*

    *Form*
    C-Corporation

    *Jurisdiction of Organization*
    Delaware

    *Date of organization*
    October 14, 2015

*Physical address of issuer*
5482 Wilshire Boulevard, Suite 125, Los Angeles, CA 90036

*Website of issuer*
www.upsonder.com

*Current number of employees*
0

|  | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
| --- | --- | --- |
| **Total Assets** | $342,197.24 | $142,300 |
| **Cash & Cash Equivalents** | $132,397.14 | $99,880 |
| **Accounts Receivable** | $900.00 | $5,450 |
| **Short-term Debt** | $78,808.94 | $87,672 |
| **Long-term Debt** | $364,186.00 | $373,441 |
| **Revenues/Sales** | $21,847.00 | $53,670 |
| **Cost of Goods Sold** | $7,850.38 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | ($91,422.32) | ($165,277) |


**April 29, 2022**

**FORM C-AR**

**Up Sonder, Inc.**




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Up Sonder, Inc., a Delaware corporation ("**Up Sonder**," the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

# Forward Looking Statement Disclosure

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Up Sonder, LLC, the predecessor entity to Up Sonder, Inc., was formed as a Delaware limited liability company on October 14, 2015. On August 26, 2020, Up Sonder LLC converted into a corporation.

The Company is located at 5482 Wilshire Boulevard, Suite 125, Los Angeles, CA 90036, and has a website located at www.upsonder.com.

The Company primarily conducts business from its headquarters in Los Angeles, California.

The information available on or through the Company's website is not a part of this Form C-AR.

**The Business**

The Company provides an online marketplace for businesses and the general public to search for and hire U.S. Federal Aviation Administration ("*FAA*")-certified drone pilots ("*Services*").

# RISK FACTORS

## Risks Related to the Company's Business and Industry

***The Company's business and operations are sensitive to general business and economic conditions in the United States.***

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. Even though the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy, and which is insured by the Federal Deposit Insurance Corporation, these adverse conditions could affect the Company's financial condition and the results of its operations.

***The Company has a limited operating history upon which you can evaluate its performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters.***

The Company is just beginning to implement its business plan and there can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***To date, the Company has not become profitable, and the Company relies on, and will likely continue to rely on in the future, external financing to fund its operations, which may be difficult to obtain on acceptable terms to the Company.***

Since inception, the Company has relied upon the issuance of membership interests and a loan from an officer of the Company to fund operations. The Company has not achieved profitable results and may incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern. While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so.

If the Company fails to execute its business plan successfully, then the Company will need to raise additional money in the future. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. The Company may have difficulty obtaining additional funding and the Company cannot assure purchasers that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to its technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

***The Company is reliant on funding provided by its CEO, Derek Waleko, the loss of which may affect the Company's operations.***

The Company's CEO, Derek Waleko, has been providing personal loans to the Company to cover operational needs. If Mr. Waleko became unwilling or unable to continue funding the Company's operations, then the Company will need to procure external financing, or its financial condition and results of operations could be negatively affected.

***The Company's success depends on the experience and skill of its managers and officers, and the loss of any one of them could affect the Company's business.***

In particular, the Company is dependent on Derek Waleko, who is the Chief Executive Officer of the Company, Dr. Isaac A. Nabors, who is the President of the Company, and Dr. Sung Moon Kang, who is the Chief Technology Officer of the Company. Mr. Waleko and Mr. Nabors oversee and manage accounting, development, R&D, talent scouting, customer service, mission planning, strategies, and fund raising of the Company. Dr. Sung Moon Kang oversees R&D issues within the Company. The Company has or intends to enter into employment agreements with Derek Waleko, Dr. Isaac A. Nabors, and Dr. Sung Moon Kang, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Derek Waleko, Dr. Isaac A. Nabors, and Dr. Sung Moon Kang or any managers or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company has no way to guarantee key personnel will stay with the Company.***

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has no way to guarantee key personnel will stay with the Company, as many states, especially California, may not enforce certain non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and

2

retain personnel or to develop such expertise could delay or halt the development and commercialization of the Services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The Company may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.***

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new services may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***The Company relies on independent contractors to provide the Services, meet its regulatory and contractual obligations to its customers and conduct its operations.***

The Company depends on independent contractors, namely, drone pilots certified by U.S. Federal Aviation Administration ("***Independent Contractors***"), to provide the Services to its customers and conduct its operations. The Company's ability to meet its obligations to its customers may be adversely affected if the Independent Contractors do not perform agreed-upon services in compliance with regulatory requirements, customer requirements and in a timely and cost-effective manner. The Independent Contractors may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

***The Company may be adversely affected if the Independent Contractors have been non-compliant with the FAA regulations.***

All commercial drone operations need to be conducted by a pilot licensed by the FAA, and the drones being flown to conduct the operations must be registered with the FAA and labeled with their registration numbers. Also, FAA airspace rules and regulations must be followed during operations. For example, the Independent Contractors shall have a valid public liability insurance and shall not fly in restricted airspace, or without the proper FAA flight waivers. Non-compliance of the Independent Contractors with any of the FAA regulations for commercial flying, specifically Part 107 rules, could have an adverse impact on the Company.

***Changes in government regulations could adversely impact the Independent Contractors and the Company.***

The success of the Company's operations relies heavily on government regulations and the ability of the Independent Contractors to commercially operate drones in compliance with such regulations, particularly those promulgated by the FAA. The Company expects that court actions and regulatory proceedings will continue to refine the Independent Contractors' rights and obligations under applicable regulations, the results of which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the Company.

***The Independent Contractors and their drones may cause incidents, including collisions that injure people and destroy property.***

The Independent Contractors have multiple potential obstacles associated with flying drones ranging from structures to weather and everything in between. The risk of something going wrong, such as a collision that injures a person or damages equipment, is inherent cannot be predicted. Potential drones-related incidents could have an adverse impact on the Company.

***The Company may fail to improve the Services in a competitive, demanding and rapidly changing environment.***

To succeed in the competitive industry, the Company must continually improve the Services to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Company must introduce and implement new technology. This requires a high level of innovation by both the Company's software developers and the Independent Contractors. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. The Company must continue to respond to market demands or the Company's business operations may be adversely affected.

The Company's future results may be affected if it is unsuccessful in its efforts to enter into agreements with customers from oil & gas, agriculture, construction, survey, real estate, insurance, journalism, and film industries. As a result of these and other factors, the Company's ability to introduce new or improved solutions could be adversely impacted and the Company's business would be negatively affected.

***The Company's competitors may have greater resources and superior expertise.***

The Company's main competitors are PrecisionHawk and DroneBase. Our competitors may have significantly greater financial, technical, and human resources than we have and superior expertise in marketing the Services. These competitors also compete with us in recruiting and retaining qualified personnel, the Independent Contractors, and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize the Services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that the Services will achieve initial market acceptance and our ability to generate meaningful additional revenues from the Services.

***The Company's inability to address a quality or safety issue may cause negative publicity, a loss of customer confidence, and regulatory penalties.***

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current Services or future services, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new services. In addition, a successful claim brought against us, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***The Company's business could be negatively impacted by cyber security threats, attacks, and other disruptions.***

Like others in the industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Services or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise the Company's confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of the Company's data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

***Security breaches of confidential customer information, in connection with electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.***

The Company's business requires the collection, transmission, and retention of employee information and customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that the Company maintains and in those maintained by third parties with whom the Company contracts to provide Services. The integrity and protection of that customer and employee data is critical to the Company. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing

5

requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

***Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. There may be times when customers dislike the Services. The customers who dislike the Services may leave negative reviews, which may influence other potential customers' opinion about the Services and decrease the Company's sales. This may result in negative public opinion about the Company and the Services. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***From time to time, third parties may claim that the Company and/ or the Services infringe their intellectual property rights.***

Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Services infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in

6

asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and good, and services taxes.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***The Company has not prepared any audited financial statements.***

You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

# BUSINESS

## Description of the Business

The Company provides an online marketplace for businesses and the general public to search for and hire FAA-certified drone pilots. The Company plans to add an autonomous drone network fitted with wireless charging locations and autonomous drones to keep up with growing demand worldwide.

## Business Plan

Over the next few years, Up Sonder plans to transition from its current human-driven network (Marketplace 1.0) to a completely autonomous one by building the first autonomous drone charging network (Marketplace 2.0). Marketplace 2.0 will extend the flight time and coverage area of autonomous drones. It will expand the availability of drone services to many more geographies, enabling more users to access drones and acquire their services in a much shorter time frames. Up Sonder's current Marketplace 1.0 is helping the company identify demand trends and optimize a solution for connecting the world to drone services. By working within existing regulations and laws, Up Sonder plans to automate current workflows in Marketplace 1.0 over time to adapt it to become more and more automated until the majority of the Marketplace is fully automated and adapted for autonomous drone services.

## The Company's Services

| Service | Description | Current Market |
|---------|-------------|----------------|
| Up Sonder | Drone Services Marketplace | Businesses, municipalities, and the general public that need quality aerial data (photogrammetry, video, thermal, mapping, and 3D). Industries that require aerial data include oil & gas, agriculture, construction, survey, real estate, insurance, journalism, and film. |

## Competition

Because the drone industry is still fairly new, there are no clear leaders, but the Company's main competitors are PrecisionHawk, DroneBase, and Dronegenuity.

## Customer Base

The Company relies on its Independent Contractors to provide drone services to businesses, municipalities, and the general public through the Company's online marketplace.

**Supply Chain**

Up Sonder uses vendors found on Fiverr to provide video or photo editing, SEO, ad and other services time to time.

**Intellectual Property**

The Company owns the intellectual property from its API software for enterprise clients. The Company also has certain licensing rights to custom real-time kinematic positioning GPS from SySense Inc.

**Governmental/Regulatory Approval and Compliance**

Although the Company is not subject to government or regulatory approval to operate its business, the Independent Contractors must comply with the FAA's rules and regulations. The Company's business may be affected by certain government regulations as noted in the Risk Factors listed above.

**Litigation**

To the Company's knowledge, there are no existing legal suits pending, or threatened, against the Company.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|------|------|------|
| Derek Waleko | CEO, Director, Founder | Founder and CEO, Up Sonder, Inc. (2020-present)<br><br>Oversee general operations of the Company, including accounting, R&D, talent scouting, customer service, mission planning, strategies, and fund raising.<br><br>Manager, Up Sonder, LLC (2015-2020) | Texas Tech University (BS), Biology, 2004 |

9

| | | Oversee general operations of the Company, including accounting, R&D, talent scouting, customer service, mission planning, strategies, and fund raising. | |
|---|---|---|---|
| Isaac Nabors | President, Director, Founder | Founder, and President, Up Sonder, Inc. (2020 – present)<br><br>Oversee general operations of the Company, including accounting, development, R&D, talent scouting, customer service, mission planning, strategies, and fund raising.<br><br>Manager, Up Sonder, LLC (2015-2020)<br><br>Oversee general operations of the Company, including accounting, development, R&D, talent scouting, customer service, mission planning, strategies, and fund raising. | Texas Tech University (BS), 2004; Texas Tech University Health Sciences Center (MS), 2007; Andrews University (ScD), Biomechanics, 2015 |
| Dr. Sung Moon Kang | Chief Technology Officer | Chief Technology Officer, Up Sonder, Inc. (January 2019 – present).<br><br>Oversee R&D issues within the Company.<br><br>President, SySense, Inc. (2008 – present).<br><br>Oversee technical issues. | Yale University (BS), 1994; Stanford University (MS), 1996; University of California, Los Angeles (PhD) Aerospace Engineering (GN&C), 2006 |

*Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*

The Company currently has no employees.

## CAPITALIZATION AND OWNERSHIP

The Company's authorized capital stock consists of seventy-five million shares (75,000,000), consisting of thirty million (30,000,000) shares of Class A Common Stock, par value $0.001 per share ("**Class A Common Stock**"), ten million (10,000,000) Class B Common Stock, par value $0.001 per share ("**Class B Common Stock**"), fourteen million (14,000,000) shares of Series A Preferred Stock, par value $0.001 per share ("**Series A Preferred Stock**"), and twenty one million (21,000,000) shares of undesignated Preferred Stock units, par value $0.001 per share ("**Preferred Stock**").

*Outstanding Capital Stock*

The Company's outstanding capital stock consists of:

| Type of security | Class A Common Stock |
|---|---|
| **Amount outstanding** | 28,290,000 |
| **Voting Rights** | Ten (10) votes per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF** | The Company may issue additional Common Stock, which will dilute the value of the Securities. |
| **Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the offering if convertible securities)** | 72.91%* |

*This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

| Type of security | Class B Common Stock |
|---|---|
| **Amount outstanding** | 5,600,000 |
| **Voting Rights** | One (1) vote per share |
| **Anti-Dilution Rights** | Yes* |
| **How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF** | The Company may issue additional Common Stock, which will dilute the value of the Securities. |
| **Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the offering if convertible securities)** | 14.43%** |

*One (1) investor has a right of first refusal.
**This percentage calculation is derived from the Company's outstanding capital stock.

| Type of security | Series A Preferred Stock |
|---|---|
| **Amount outstanding** | 4,910,628 |
| **Voting Rights** | Non-voting |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF** | The Company may issue additional Series A Preferred Stock, which will dilute the potential value of the Securities. |
| **Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the offering if convertible securities)** | 12.65* |

*This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

***Outstanding Options, Safes, Convertible Notes, Warrants***

The Company has the following additional securities outstanding:

12

| Type of security | Crowd SAFE |
|---|---|
| **Amount outstanding** | $364,185.90* |
| **Voting Rights** | None |
| **Material Terms** | $6 million valuation cap / 20% discount. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution. |
| **Anti-Dilution Rights** | N/A |
| **Percentage ownership of the Company by the holders of such securities.** | 6.07%** |

*This includes the total approximate amount raised in the Offering previously, and includes the percentage of proceeds transferred to the Intermediary and other fees.

**The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $6,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

*Outstanding Debt*

The Company has the following debt outstanding:

| Type | Loan |
|---|---|
| **Creditor** | Derek Waleko |
| **Amount Outstanding** | $60,598 |
| **Interest Rate and Amortization Schedule** | None |
| **Description of Collateral** | None |
| **Other Material Terms** | None |
| **Maturity Date** | None |
| **Date Entered Into** | December 2019 |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type of Class Held | Percentage Owned on the Basis of Voting Power |
|---|---|---|
| Derek Waleko | 23,000,000 shares of Class A Common Stock | 80.42%* |

*This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.**

Financial statements are attached hereto as Exhibit A.

### Operations

The Company was formed on October 14, 2015. The Company converted from a Delaware limited liability company to a Delaware corporation on August 26, 2020. The Company is headquartered in Los Angeles, California. The Company does not expect to achieve profitability in the next 12 months.

### Liquidity and Capital Resources

The Company has $117,924 in cash and expects to have a runway of approximately fourteen (14) months.

### Capital Expenditures and Other Obligations

The company intends to make upgrades to its currently marketplace to improve automation and improve the user experience. This cost is expected to be between $30,000 and $40,000.

### Previous Offerings of Securities

The Company has conducted the following prior securities offerings in the past three (3) years:

| Security Type | Number of Securities Issued | Principal Amount | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Series A Preferred Stock | 2,226,169 | $308,388.94 | General Working Capital | December 31, 2020 | Section 4(a)(6) |
| Series A Preferred Stock | 1,780,000 | $73,188.38 | Research and Development | August 27, 2020 | Section 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred and twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The CEO (Derek Waleko)'s brother-in-law owns 5,600,000 Class B Common Shares in the Company. The Company's CEO provides personal loans (without interest and without maturity dates) to the Company to cover operational needs.

## TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

**Conflicts of Interest**

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

**OTHER INFORMATION**

**Bad Actor Disclosure**

None.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

*Derek Waleko*

(Signature)

Derek Waleko

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

*Derek Waleko*

(Signature)

Derek Waleko

(Name)

Chief Executive Officer and Director

(Title)

April 29, 2022

(Date)

(Signature)

Isaac Nabors

(Name)

Director

(Title)

April 29, 2022

(Date)

**EXHIBIT A**

*Financial Statements*

I, Derek Waleko, the Chief Executive Officer of Up Sonder, Inc., hereby certify that:

(1)     the accompanying financial statements of Up Sonder, Inc. thereto for the period ending December 2021 included in this Form C-AR are true and complete in all material respects;

(2)     the tax return information of Up Sonder, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Up Sonder, Inc. filed for the fiscal year ending December 2021; and

(3)     that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 29, 2022.

*Derek Waleko*
_____
(Signature)

Name: Derek Waleko

Title: Chief Executive Officer

Date: April 29, 2022

**HELLOSIGN** Audit Trail

| | |
|---|---|
| **TITLE** | Up Sonder - Form C-AR |
| **FILE NAME** | Up Sonder - Form ...t, 4-28-2022).pdf |
| **DOCUMENT ID** | b58aa70c8f3fdfd7ebea5cb16d2a9c94a11fc83d |
| **AUDIT TRAIL DATE FORMAT** | MM / DD / YYYY |
| **STATUS** | ● Signed |

## Document History



| | | |
|---|---|---|
| SENT | **04 / 29 / 2022**<br>21:21:47 UTC | Sent for signature to Derek Waleko (derek.waleko@upsonder.com) and Isaac Nabors (isaac@upsonder.com) from brian@rosslawgroup.co<br>IP: 98.116.152.90 |
| VIEWED | **04 / 29 / 2022**<br>21:31:17 UTC | Viewed by Derek Waleko (derek.waleko@upsonder.com)<br>IP: 172.58.28.207 |
| SIGNED | **04 / 29 / 2022**<br>21:31:51 UTC | Signed by Derek Waleko (derek.waleko@upsonder.com)<br>IP: 172.58.28.17 |
| VIEWED | **04 / 29 / 2022**<br>21:34:07 UTC | Viewed by Isaac Nabors (isaac@upsonder.com)<br>IP: 166.205.97.73 |
| SIGNED | **04 / 29 / 2022**<br>21:35:17 UTC | Signed by Isaac Nabors (isaac@upsonder.com)<br>IP: 166.205.97.73 |
| COMPLETED | **04 / 29 / 2022**<br>21:35:17 UTC | The document has been completed. |











# Unaudited Financial Statements

# Up Sonder, Inc.



# Management Report

## Up Sonder
### for the period ended December 31, 2021

Prepared by
inDinero, Inc.

**Management Use Only**

inDinero Inc. is a client service provider and not an independent accounting firm,
as such we do not compile, review or audit these financial reports.



## Table of Contents

## Notes and Disclaimers

These financials statements have been prepared in accordance with US GAAP for Accrual Method of Accounding under Fiscal Year period ended December 31, 2021.

**Disclaimers**

Financial statements are prepared based on our understanding of your business. The following are the disclaimers and assumptions made in the closing of your books. Let us know if you prefer other approach so we can implement and make changes in the 2021 Year End Financial Report:

1 The adjusting journal entry to reflect the 2020 Audited Financial Statement balance in the 2020 Year End financial reports are recorded in December 31, 2020.

2 There are no interests recorded in the Loan DW account in accordance with the loan agreement between Up Sonder LLC and Derek Waleko wherein no interest rate is stated.

3 The Cost of Labor recorded for the year are based on the payments to the hired pilots in 2021. No accruals are made for any jobs performed by Pilots in 2021 that are paid out in 2022. Let us know if there are additional jobs acquired in 2021 that are settled in 2022.

4 There is a difference in 2020 Preferred Series A shares between the Capitalization Table provided in April 25, 2022 and the 2020 Audited Financial Statement. The Preferred Series A shares in 2020 per cap table and 2020 Audited Financial Statement are 2,773,221 and 2,451,997 respectively. The difference of 321,224 is not recorded in the year 2020, for it is

**2020 Shares Breakdown:**

| | |
|---|---|
| Total 2020 Series A shares in cap table | 2,773,221 |
| 2020 Audited Financial Statement Series A shares | 2,451,997 |
| Difference of Series A shares in 2020 | 321,224 |

*supporting files:*

*Series A Cap Table in 2020* ⇨ Up Sonder_Preferred Series A shares in





*2020 Audited FS, excerpt* ⇨ Up Sonder_Audited FS Balance Sheet 2020 | Up Sonder_Audited FS Series A shares excerpt







5 There are difference between the amounts deposited from Prime Trust LLC in 2021 and the total proceeds of shares stated in the cap table. The difference is recorded under Subscription Receivable as it is assumed that the remaining shares are not yet settled. Please see the attached file for the supporting computation of Series A 2021 shares.

*supporting file:*

Comparison of 2021 Series A proceeds in cap table and bank deposits ⇨ Up Sonder_Preferred Series A shares in





# Up Sonder
## Balance Sheet
### As of December 31, 2021

| | Jan 2021 | Feb 2021 | Mar 2021 | Apr 2021 | May 2021 | Jun 2021 | Jul 2021 | Aug 2021 | Sep 2021 | Oct 2021 | Nov 2021 | Dec 2021 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ASSETS | | | | | | | | | | | | |
| Current Assets | | | | | | | | | | | | |
| Bank Accounts | | | | | | | | | | | | |
| 1000 Checking Up Sonder Inc | 47,248.34 | 74,404.55 | 57,740.87 | 60,525.94 | 48,503.91 | 42,184.30 | 69,682.05 | 62,580.03 | 66,881.44 | 69,901.65 | 88,508.60 | 88,254.71 |
| 1001 Up Sonder Checking (XXXXXX 8417) | 43,946.93 | 43,681.93 | 44,142.43 | 44,142.43 | 44,142.43 | 44,142.43 | 44,142.43 | 44,142.43 | 44,142.43 | 44,142.43 | 44,142.43 | 44,142.43 |
| 1002 Paypal | | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Total Bank Accounts | $ 91,195.27 | $ 118,086.48 | $ 101,883.30 | $ 104,668.37 | $ 92,646.34 | $ 86,326.73 | $ 113,824.48 | $ 106,722.46 | $ 111,023.87 | $ 114,044.08 | $ 132,651.03 | $ 132,397.14 |
| Accounts Receivable | | | | | | | | | | | | |
| Accounts Receivable | 2,137.50 | 2,032.50 | 1,620.00 | 2,760.00 | 1,810.00 | 1,165.00 | 1,010.00 | 3,085.00 | 1,710.00 | 3,310.00 | 2,160.00 | 900.00 |
| Total Accounts Receivable | $ 2,137.50 | $ 2,032.50 | $ 1,620.00 | $ 2,760.00 | $ 1,810.00 | $ 1,165.00 | $ 1,010.00 | $ 3,085.00 | $ 1,710.00 | $ 3,310.00 | $ 2,160.00 | $ 900.00 |
| Other Current Assets | | | | | | | | | | | | |
| Prepaid Expenses | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1,962.86 |
| Subscription Receivable | 36,445.00 | 36,445.00 | 36,445.00 | 36,445.00 | 36,445.00 | 36,445.00 | 36,445.00 | 36,445.00 | 36,445.00 | 36,445.00 | 36,445.00 | 206,937.24 |
| Transfers | | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | -500.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Uncategorized Asset | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Undeposited Funds | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Total Other Current Assets | $ 36,445.00 | $ 36,445.00 | $ 36,445.00 | $ 36,445.00 | $ 36,445.00 | $ 36,445.00 | $ 35,945.00 | $ 36,445.00 | $ 36,445.00 | $ 36,445.00 | $ 36,445.00 | $ 208,900.10 |
| Total Current Assets | $ 129,777.77 | $ 156,563.98 | $ 139,948.30 | $ 143,873.37 | $ 130,901.34 | $ 123,936.73 | $ 150,779.48 | $ 146,252.46 | $ 149,178.87 | $ 153,799.08 | $ 171,256.03 | $ 342,197.24 |
| Other Assets | | | | | | | | | | | | |
| Security Deposit | 525.00 | 525.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Total Other Assets | $ 525.00 | $ 525.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 |
| TOTAL ASSETS | $ 130,302.77 | $ 157,088.98 | $ 139,948.30 | $ 143,873.37 | $ 130,901.34 | $ 123,936.73 | $ 150,779.48 | $ 146,252.46 | $ 149,178.87 | $ 153,799.08 | $ 171,256.03 | $ 342,197.24 |
| LIABILITIES AND EQUITY | | | | | | | | | | | | |
| Liabilities | | | | | | | | | | | | |
| Current Liabilities | | | | | | | | | | | | |
| Accounts Payable | | | | | | | | | | | | |
| Accounts Payable | 0.00 | 2,689.54 | 0.00 | 2,026.00 | 2,026.00 | 4,026.00 | 4,026.00 | 3,596.00 | 3,596.00 | 3,596.00 | 3,596.00 | 3,596.00 |
| Total Accounts Payable | $ 0.00 | $ 2,689.54 | $ 0.00 | $ 2,026.00 | $ 2,026.00 | $ 4,026.00 | $ 4,026.00 | $ 3,596.00 | $ 3,596.00 | $ 3,596.00 | $ 3,596.00 | $ 3,596.00 |
| Credit Cards | | | | | | | | | | | | |
| BUSINESS CARD (XXXXXXXXXXXXXXX 5305) | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| BUSINESS CARD (XXXXXXXXXXXXXXX 9494) | 12,220.76 | 11,767.93 | 10,771.03 | 10,764.22 | 9,281.40 | 8,813.12 | 9,352.09 | 8,714.14 | 9,936.21 | 10,937.60 | 13,117.11 | 14,310.92 |
| BUSINESSLINE (XXXXXXXXXXXXXXX 6058) | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 150.00 | 150.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Total Credit Cards | $ 12,220.76 | $ 11,767.93 | $ 10,771.03 | $ 10,764.22 | $ 9,281.40 | $ 8,963.12 | $ 9,502.09 | $ 8,714.14 | $ 9,936.21 | $ 10,937.60 | $ 13,117.11 | $ 14,310.92 |
| Other Current Liabilities | | | | | | | | | | | | |
| Accrued Expenses | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 304.00 |
| Loan | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Loan DW | 60,598.02 | 60,598.02 | 60,598.02 | 60,598.02 | 60,598.02 | 60,598.02 | 60,598.02 | 60,598.02 | 60,598.02 | 60,598.02 | 60,598.02 | 60,598.02 |
| Loans from Cor Unum LLC | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| PPP Loan | 9,255.00 | 9,255.00 | 9,255.00 | 9,255.00 | 9,255.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Total Other Current Liabilities | $ 69,853.02 | $ 69,853.02 | $ 69,853.02 | $ 69,853.02 | $ 69,853.02 | $ 60,598.02 | $ 60,598.02 | $ 60,598.02 | $ 60,598.02 | $ 60,598.02 | $ 60,598.02 | $ 60,902.02 |
| Total Current Liabilities | $ 82,073.78 | $ 84,310.49 | $ 80,624.05 | $ 82,643.24 | $ 81,160.42 | $ 73,587.14 | $ 74,126.11 | $ 72,908.16 | $ 74,130.23 | $ 75,131.62 | $ 77,311.13 | $ 78,808.94 |
| Long-Term Liabilities | | | | | | | | | | | | |
| SAFEs | 364,186.00 | 364,186.00 | 364,186.00 | 364,186.00 | 364,186.00 | 364,186.00 | 364,186.00 | 364,186.00 | 364,186.00 | 364,186.00 | 364,186.00 | 364,186.00 |
| Total Long-Term Liabilities | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 | $ 364,186.00 |
| Total Liabilities | $ 446,259.78 | $ 448,496.49 | $ 444,810.05 | $ 446,829.24 | $ 445,346.42 | $ 437,773.14 | $ 438,312.11 | $ 437,094.16 | $ 438,316.23 | $ 439,317.62 | $ 441,497.13 | $ 442,994.94 |
| Equity | | | | | | | | | | | | |
| 3100 Common Stock A, authorized 30,000,000 par value $0.001 | 28,290.00 | 28,290.00 | 28,290.00 | 28,290.00 | 28,290.00 | 28,290.00 | 28,290.00 | 28,290.00 | 28,290.00 | 28,290.00 | 28,290.00 | 28,290.00 |
| 3101 Common Stock Class B, authorized 10,000,000, par value $0.001 | 5,600.00 | 5,600.00 | 5,600.00 | 5,600.00 | 5,600.00 | 5,600.00 | 5,600.00 | 5,600.00 | 5,600.00 | 5,600.00 | 5,600.00 | 5,600.00 |
| 3150 Additional Paid-In Capital | 595,894.00 | 595,894.00 | 595,894.00 | 595,894.00 | 595,894.00 | 595,894.00 | 595,894.00 | 595,894.00 | 595,894.00 | 595,894.00 | 595,894.00 | 595,894.00 |
| 3200 Preferred Stock Series A, authorized 1,780,000 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| 3201 Preferred Stock Series A, authorized 14,000,000, par value $0.001 | 2,451.94 | 2,720.89 | 2,720.89 | 2,845.52 | 2,845.52 | 2,845.52 | 3,056.52 | 3,056.52 | 3,113.12 | 3,151.75 | 3,276.39 | 3,276.39 |
| 3250 Preferred Stock Series A - Additional Paid in Capital | | 40,074.27 | 40,074.27 | 58,644.29 | 58,644.29 | 58,644.29 | 90,083.77 | 90,083.77 | 98,517.19 | 104,272.48 | 122,844.56 | 122,844.56 |
| 3350 Subscribed Share Capital | | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 170,492.24 |
| Cor Unum LLC Investment | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Founder Investment Income | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Isaac Nabors Investment | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| LLC Retained Earnings | -0.07 | -0.07 | -0.07 | -0.07 | -0.07 | -0.07 | -0.07 | -0.07 | -0.07 | -0.07 | -0.07 | -0.07 |
| Opening Balance Equity | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Retained Earnings | -935,772.50 | -935,772.50 | -935,772.50 | -935,772.50 | -935,772.50 | -935,772.50 | -935,772.50 | -935,772.50 | -935,772.50 | -935,772.50 | -935,772.50 | -935,772.50 |
| Share Based Compensation | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Net Income | -12,420.38 | -28,214.10 | -41,668.34 | -58,457.11 | -69,946.32 | -69,337.65 | -74,684.35 | -77,993.42 | -84,779.10 | -86,954.20 | -90,373.48 | -91,422.32 |
| Total Equity | -$ 315,957.01 | -$ 291,407.51 | -$ 304,861.75 | -$ 302,955.87 | -$ 314,445.08 | -$ 313,836.41 | -$ 287,532.63 | -$ 290,841.70 | -$ 289,137.36 | -$ 285,518.54 | -$ 270,241.10 | -$ 100,797.70 |
| TOTAL LIABILITIES AND EQUITY | $ 130,302.77 | $ 157,088.98 | $ 139,948.30 | $ 143,873.37 | $ 130,901.34 | $ 123,936.73 | $ 150,779.48 | $ 146,252.46 | $ 149,178.87 | $ 153,799.08 | $ 171,256.03 | $ 342,197.24 |

Tuesday, Apr 26, 2022 07:53:24 PM GMT-7 - Accrual Basis

# Up Sonder
## Profit and Loss
### January - December 2021

| | Jan 2021 | Feb 2021 | Mar 2021 | Apr 2021 | May 2021 | Jun 2021 | Jul 2021 | Aug 2021 | Sep 2021 | Oct 2021 | Nov 2021 | Dec 2021 | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Income** | | | | | | | | | | | | | |
| Services | 1,150.00 | 852.50 | 1,637.00 | 2,870.00 | 1,655.00 | 1,755.00 | 452.50 | 3,525.00 | 1,500.00 | 2,550.00 | 2,250.00 | 1,650.00 | 21,847.00 |
| **Total Income** | $ 1,150.00 | $ 852.50 | $ 1,637.00 | $ 2,870.00 | $ 1,655.00 | $ 1,755.00 | $ 452.50 | $ 3,525.00 | $ 1,500.00 | $ 2,550.00 | $ 2,250.00 | $ 1,650.00 | 21,847.00 |
| **Cost of Goods Sold** | | | | | | | | | | | | | |
| Cost of Labor | 0.00 | 0.00 | 785.64 | 708.24 | 500.00 | 700.00 | 175.00 | 940.00 | 817.50 | 200.00 | 2325.00 | 699.00 | 7,850.38 |
| **Total Cost of Goods Sold** | $ 0.00 | $ 0.00 | $ 785.64 | $ 708.24 | $ 500.00 | $ 700.00 | $ 175.00 | $ 940.00 | $ 817.50 | $ 200.00 | $ 2,325.00 | $ 699.00 | 7,850.38 |
| **Gross Profit** | $ 1,150.00 | $ 852.50 | $ 851.36 | $ 2,161.76 | $ 1,155.00 | $ 1,055.00 | $ 277.50 | $ 2,585.00 | $ 682.50 | $ 2,350.00 | -$ 75.00 | $ 951.00 | 13,996.62 |
| **Expenses** | | | | | | | | | | | | | |
| Advertising | | 779.88 | | | | | | | | | | -194.97 | 584.91 |
| Bad Debt Expense | | | | | | | | | | | | 810.00 | 810.00 |
| Bank Charges | 98.77 | 95.86 | 119.19 | 89.60 | 128.31 | 227.04 | 74.33 | 84.76 | 78.61 | 122.76 | 91.98 | 105.29 | 1,316.50 |
| Design | 59.98 | 29.99 | 55.89 | 49.93 | 49.93 | 49.93 | 49.93 | 49.93 | 49.93 | 49.93 | 49.93 | 49.93 | 595.23 |
| Dialer System Software | 352.00 | 152.00 | 152.00 | 152.00 | 152.00 | 152.00 | 152.00 | 152.00 | 152.00 | 152.00 | | 304.00 | 2,024.00 |
| Dues & Subscriptions | 59.00 | 166.20 | 34.00 | 284.00 | 34.00 | 34.00 | 29.00 | 29.00 | 209.00 | 127.00 | 35.00 | 35.00 | 1,075.20 |
| Insurance | | 86.84 | 63.56 | 674.56 | 63.56 | 63.56 | 63.56 | 63.56 | 63.56 | 63.56 | 63.56 | -105.08 | 1,164.80 |
| Lead Generation Softwares | 29.95 | 29.95 | 29.95 | 29.95 | 29.95 | 29.95 | 29.95 | 333.68 | 29.95 | 93.25 | 29.95 | 93.25 | 789.73 |
| Legal & Professional Fees | 0.00 | | | | | | | | | | | | 0.00 |
| Accounting Service Fees | 350.00 | 615.00 | 199.00 | | | | | | 4,000.00 | | 1,750.00 | 1,400.00 | 8,314.00 |
| Audit Service Fees | | | 4,250.00 | 4,250.00 | | | | | | | | | 8,500.00 |
| Legal Service Fees | | 2,000.00 | 3,000.00 | 4,482.50 | 2,000.00 | 6,000.00 | 2,000.00 | 570.00 | | | | | 20,052.50 |
| **Total Legal & Professional Fees** | $ 350.00 | $ 2,615.00 | $ 7,449.00 | $ 8,732.50 | $ 2,000.00 | $ 6,000.00 | $ 2,000.00 | $ 570.00 | $ 4,000.00 | $ 0.00 | $ 1,750.00 | $ 1,400.00 | 36,866.50 |
| Office Expenses | -29.99 | 344.57 | | 1,000.00 | | | | | | 789.56 | 500.00 | 99.00 | 2,703.14 |
| Payment processing fees | | | 32.56 | | 43.80 | 22.05 | | 32.05 | 328.05 | 19.91 | 66.21 | 56.33 | 600.96 |
| Rent or Lease | | | 52.50 | | | | | | | | | | 52.50 |
| Research & Development | 6,350.38 | 5,864.73 | 2,689.54 | 2,689.54 | 3,738.93 | | 2,492.67 | 3,837.41 | 1,698.00 | 1,158.78 | | | 30,519.98 |
| Salaries and Wages | | | | | | | | | | | | | 0.00 |
| Payroll taxes | 513.13 | 466.48 | 154.22 | 325.24 | 325.24 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 1,784.31 |
| Salaries Expense | 3,932.00 | 3,932.00 | 2,016.00 | 4,251.50 | 4,251.50 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 18,383.00 |
| **Total Salaries and Wages** | $ 4,445.13 | $ 4,398.48 | $ 2,170.22 | $ 4,576.74 | $ 4,576.74 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | 20,167.31 |
| Social Media Marketing | 900.00 | 900.00 | | | | 75.00 | 75.00 | 75.00 | 75.00 | 75.00 | 75.00 | 75.00 | 2,325.00 |
| Software | 9.99 | 9.99 | 9.99 | 9.99 | 9.99 | 9.99 | 9.99 | 9.99 | 9.99 | 9.99 | 9.99 | 9.99 | 119.88 |
| Taxes & Licenses | | 450.00 | 800.00 | | 915.00 | | | | | 807.00 | | | 2,972.00 |
| Web Hosting | 297.50 | | | | 255.00 | 2,400.00 | | | | 127.50 | | -1,100.00 | 1,980.00 |
| Web Services | 647.67 | 722.73 | 647.20 | 661.72 | 647.00 | 637.81 | 647.77 | 656.69 | 646.59 | 1,056.36 | 672.66 | 362.10 | 8,006.30 |
| **Total Expenses** | $ 13,570.38 | $ 16,646.22 | $ 14,305.60 | $ 18,950.53 | $ 12,644.21 | $ 9,701.33 | $ 5,624.20 | $ 5,894.07 | $ 7,468.18 | $ 4,525.10 | $ 3,344.28 | $ 1,999.84 | 114,673.94 |
| **Net Operating Income** | -$ 12,420.38 | -$ 15,793.72 | -$ 13,454.24 | -$ 16,788.77 | -$ 11,489.21 | -$ 8,646.33 | -$ 5,346.70 | -$ 3,309.07 | -$ 6,785.68 | -$ 2,175.10 | -$ 3,419.28 | -$ 1,048.84 | -100,677.32 |
| **Other Income** | | | | | | | | | | | | | |
| Grant Income | | | | | | 9,255.00 | | | | | | | 9,255.00 |
| **Total Other Income** | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 9,255.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | 9,255.00 |
| **Net Other Income** | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 9,255.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 | 9,255.00 |
| **Net Income** | -$ 12,420.38 | -$ 15,793.72 | -$ 13,454.24 | -$ 16,788.77 | -$ 11,489.21 | $ 608.67 | -$ 5,346.70 | -$ 3,309.07 | -$ 6,785.68 | -$ 2,175.10 | -$ 3,419.28 | -$ 1,048.84 | 91,422.32 |

Tuesday, Apr 26, 2022 07:54:35 PM GMT-7 - Accrual Basis

# Up Sonder
## Statement of Cash Flows
### January - December 2021

| | | Total |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| **Net Income** | | -91,422.32 |
| **Adjustments to reconcile Net Income to Net Cash provided by operations:** | | |
| **Accounts Receivable** | | 4,550.12 |
| **Prepaid Expenses** | | -1,962.86 |
| **Subscription Receivable** | | -170,492.24 |
| **Transfers** | | 0.00 |
| **Accounts Payable** | | 3,596.00 |
| **BUSINESS CARD (XXXXXXXXXXXXXXX 9494)** | | 2,513.30 |
| **BUSINESSLINE (XXXXXXXXXXXXXXX 6058)** | | 0.00 |
| **Accrued Expenses** | | 304.00 |
| **PPP Loan** | | -9,255.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-$** | **170,746.68** |
| **Net cash provided by operating activities** | **-$** | **262,169.00** |
| **INVESTING ACTIVITIES** | | |
| **Security Deposit** | | 525.00 |
| **Net cash provided by investing activities** | **$** | **525.00** |
| **FINANCING ACTIVITIES** | | |
| **3150 Additional Paid-In Capital** | | 0.00 |
| **3201 Preferred Stock Series A, authorized 14,000,000, par value $0.001** | | 824.45 |
| **3250 Preferred Stock Series A - Additional Paid in Capital** | | 122,844.56 |
| **3350 Subscribed Share Capital** | | 170,492.24 |
| **Net cash provided by financing activities** | **$** | **294,161.25** |
| **Net cash increase for period** | **$** | **32,517.25** |
| **Cash at beginning of period** | | 99,879.89 |
| **Cash at end of period** | **$** | **132,397.14** |

Tuesday, Apr 26, 2022 07:55:20 PM GMT-7